Contacts:
Peter Cauley	Suzanne Wintrob
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 173
pcauley@datamirror.com	swintrob@datamirror.com

DataMirror Announces Support for IBM iSeries i5/OS V5R4

Integration, protection and auditing solutions unleash the power of new operating system

TORONTO and SANTA CLARA, Calif. - (January 31, 2006) - DataMirror® (TSX: DMC), a leading provider of real-time data integration, protection and auditing solutions for IBM iSeries, z/OS, AIX, Solaris, HP UNIX, Linux and Windows platforms, today announced full support for i5/OS V5R4, IBM’s new operating system for the iSeries platform. Effective immediately, DataMirror’s Transformation Server, iCluster, and LiveAudit solutions will seamlessly operate on the i5/OS V5R4 platform, enabling organizations running on iSeries to increase productivity, enhance performance and make better, faster decisions.

By incorporating DataMirror’s suite of high performance solutions into their computing environment, IBM i5/OS V5R4 customers gain a powerful technology platform that supports mission-critical business operations. DataMirror’s solutions unleash the power of iSeries, providing real-time data integration, high-availability and data auditing in iSeries environments without interrupting the performance of an organization’s operational systems. With DataMirror, organizations can: access up-to-date business information on distributed servers to ensure that the most reliable and current information is always available; maintain business operations in the event of planned and unplanned downtime; and monitor changes in business information for regulatory compliance and risk management.

“DataMirror and IBM have a longstanding partnership aimed at providing the most robust, reliable integration and high availability solutions to iSeries customers worldwide,” said Herman Wallenburg, DataMirror’s Chief Scientist. “The debut of the i5/OS V5R4 platform is yet another demonstration of this commitment. DataMirror participated in a successful beta test of i5/OS V5R4 prior to launch and now fully supports this exciting operating system. DataMirror recently demonstrated its commitment to the IBM System i5 platform with unprecedented benchmark results of two billion transactions per hour on IBM’s i5 595. DataMirror solutions for IBM System i5 help our customers deliver superior customer service, improve performance, and enable efficient business processes.”

The DataMirror-IBM Connection

DataMirror and IBM (NYSE:IBM) have been working together for more than 10 years to deliver the most advanced technologies to customers. In fact, DataMirror was the first IBM High Availability Business Partner to successfully implement a high availability product using IBM’s iSeries clustering technology at a customer site. iCluster has been granted IBM iSeries HA/CO (High Availability/Continuous Operations) VAE status.

In a recent benchmarking test at the IBM Benchmarking Center in Rochester, Minnesota, DataMirror Integration Suite achieved more than two billion transactions per hour on IBM’s eServer i5 systems, delivering significantly higher throughput than any other replication solution. DataMirror’s performance proves to customers that their technology infrastructure will be able to scale to the largest data volumes. High throughput performance lowers their total cost of ownership and positions them with a solution that will scale as their business needs grow.

DataMirror is an Advanced Member of IBM’s PartnerWorld for Developers program, a Cluster Middleware Business Partner and an All Star Partner in Development. DataMirror technology is ServerProven and StorageProven. For more information about DataMirror and IBM, visit www.datamirror.com/solutions/iseries.

About DataMirror

DataMirror (TSX: DMC), a leading provider of real-time data integration, auditing, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

More than 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada, and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2006 DataMirror Corporation. DataMirror, Transformation Server, iCluster, LiveAudit, Transformation Server/ES and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.